OPERATING AGREEMENT
OF
Nick's Sports LLC
An Oregon Limited Liability Company

This OPERATING AGREEMENT (this "Agreement") is made and entered into effective June 1, 2019, by and between Nick's Sports, LLC (the "Company"), an Oregon limited liability company, and Nicholas Solazzo, Owen Scott Brown, and Glenn Smith (the initial "Members").

SECTION 1. THE LIMITED LIABILITY COMPANY

1.1 Formation. Effective May 24, 2019, the Members formed an Oregon limited liability company under the name Nick's Sports LLC by filing articles of organization with the Oregon Secretary of State. The rights and obligations of the Members are as provided in the Oregon Limited Liability Company Act (the "LLC Act") except as otherwise expressly provided in this Agreement.

1.2 Name. The business of the Company will be conducted under the name Nick's Sports LLC.

1.3 Purpose. The purpose of the Company is to provide retail products and to engage in all activities incidental to that purpose.

1.4 Offices. The Company maintains its principal business office in Oregon at 4091 Coltsfoot lane, Lake Oswego, OR 97035.

1.5 Registered Agent. Glenn Smith will be the Company's initial registered agent in Oregon and the registered office will be at 4091 Coltsfoot lane, Lake Oswego, OR 97035.

1.6 Term. The term of the Company commenced on May 24, 2019, and will continue until terminated as provided in this Agreement.

1.7 Name and Address of Member. The Member's name and address are in Appendix A Members.

1.8 Admission of Additional Members. No additional members may be admitted to the Company without the prior approval of the Members.

1.9 Voting Requirements. ALL DECISIONS REQUIRE THE UNANIMOUS APPROVAL OF THE MEMBERSHIP INTERESTS OF THE COMPANY.

SECTION 2. CAPITAL CONTRIBUTIONS

2.1 Initial Capital Contribution. The Members have contributed to the Company the assets (subject to the liabilities) described in Appendix B to this Agreement.

2.2 Additional Capital Contributions. Additional Capital Contributions may be made from time to time in such amounts as the Member deems necessary.

SECTION 3. ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1 Allocations of Income and Loss. All items of income, gain, loss, deduction, and credit will be allocated 100% to the Members as shown in Appendix A. For federal and state income tax purposes, all items of Company income, gain, loss, and deduction will be reported on the Member's individual tax returns.

3.2 Distributions. No distribution may be made to the Member if, after giving effect to the distribution, in the judgment of the Member, either (a) the Company would not be able to pay its debts as they become due in the ordinary course of business or (b) the fair value of the total assets of the Company would not at least equal its total liabilities. Subject to the foregoing limitation, the Company will make distributions to the Member in such amounts and at such times as the Member determines.



SECTION 4. POWERS AND DUTIES OF MANAGER

4.1 Management of Company. The Company is a member-managed limited liability company. The management and control of the Company and its business and affairs will be vested in GLENN SMITH (the "Manager"). The Manager will have all the rights and powers that may be possessed by a manager in a manger-managed limited liability company pursuant to the LLC Act and the rights and powers that are otherwise conferred by law or are necessary, advisable, or convenient to the discharge of the Manager's duties under this Agreement and to the management of the business and affairs of the Company. Without limiting the generality of the foregoing, the Manager will have the following rights and powers (which the Manager may exercise at the cost, expense, and risk of the Company):

(a) To expend the funds of the Company in furtherance of the Company's business;

(b) To perform all acts necessary to manage and operate the business of the Company, including engaging such persons as the Manager deems advisable to manage the Company;

(c) To execute, deliver, and perform on behalf of and in the name of the Company any and all agreements and documents deemed necessary or desirable by the Manager to carry out the business of the Company, including any lease, deed, easement, bill of sale, mortgage, trust deed, security agreement, contract of sale, or other document conveying, leasing, or granting a security interest in the interest of the Company in any of its assets, or any part thereof, whether held in the Company's name, the name of the Manager, or otherwise, and no other signature or signatures will be required; and

(d) To borrow or raise money on behalf of the Company in the Company's name or in the name of the Manager for the benefit of the Company and, from time to time, to draw, make, accept, endorse, execute, and issue promissory notes, drafts, checks, and other negotiable or nonnegotiable instruments and evidences of indebtedness, and to secure the payment of that indebtedness by mortgage, security agreement, pledge, or conveyance or assignment in trust of the whole or any part of the assets of the Company, including contract rights.

4.2 Limitation on Liability of Manager. To the maximum extent permitted under the LLC Act, the Manger will not have any liability to the Company for any loss suffered by the Company that arises out of any action or inaction of the Manger if the Manger, in good faith, determined that the course of conduct was in the best interests of the Company.

4.3 Indemnification of Manager. To the maximum extent permitted under the LLC Act, the Manger is entitled to be indemnified by the Company against any losses, judgments, liabilities, expenses, and amounts paid in settlement of any claims sustained against the Company or against the Manger in connection with the Company. The satisfaction of any indemnification and any saving harmless will be from, and limited to, Company assets, and the Manager will not have any personal liability on account of that indemnification.

4.4 Dealing with the Company. The Manger, and any affiliates of the Manager, may deal with the Company by providing or receiving property and services to or from the Company, and may receive from others or from the Company normal profits, compensation, commissions, or other income incident to such dealings.

4.5 Loans. The Manager may, but will not be obligated to, make loans to the Company to cover the Company's cash requirements, and those loans will bear interest at a rate determined by the Manager.

SECTION 5. COMPENSATION AND REIMBURSEMENT OF EXPENSES



5.1 Organization Expenses. The Company will pay all expenses incurred in connection with organization of the Company.

5.2 Other Company Expenses. The Members will charge the Company for the Member's actual out-of-pocket expenses incurred in connection with the Company's business.

5.3 Compensation. The Members will be paid such compensation by the Company as is specifically agreed to by the Manager.

SECTION 6. BOOKS OF ACCOUNT AND BANKING

6.1 Books of Account. The Company's books and records and this Agreement will be maintained at the principal office of the Company. The Manager will keep and maintain books and records of the operations of the Company that are appropriate and adequate for the Company's business and for carrying out this Agreement.

6.2 Banking. All funds of the Company are to be deposited in a separate bank account or in an account or accounts of a savings and loan association as determined by the Manager. Those funds may be withdrawn from such account or accounts on the signature of the person or persons designated by the Manager.

SECTION 7. DISSOLUTION AND WINDING UP OF THE COMPANY

7.1 Dissolution. The Company will be dissolved on the occurrence of any of the following events:

(a) The express determination of the Manager to dissolve the Company; or

(b) By operation of law.

7.2 Winding Up. On the dissolution of the Company, the Manager will take full account of the Company's assets and liabilities; the assets will be liquidated as promptly as is consistent with obtaining their fair value; and the proceeds, to the extent sufficient to pay the Company's obligations with respect to such liquidation, will be applied and distributed in the following order:

(a) To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities, including debts and liabilities owed to the Members; and

(b) To the Members.

SECTION 8. GENERAL PROVISIONS

8.1 Amendments. Any proposed amendment will be adopted and become effective as an amendment only on the written approval of the Members.

8.2 Governing Law. This Agreement and the rights of the parties under it will be governed by and interpreted in accordance with the laws of the state of Oregon (without regard to principles of conflicts of law).

The parties enter into this Agreement as of the date first written above.



/s/
Nick Solazzo
Member



/s/
Owen Scott Brown
Member

Nick's Sports LLC

By: /s/
Glenn smith
Managing Member

[Begin the following appendix on a separate page.]

APPENDIX A
SCHEDULE OF ASSETS AND LIABILITIES

NAME	OWNERSHIP	CAPITAL CONTRIBUTION
Nicholas Solazzo	19%	$100.00
Owen Scott Brown	46%	$100.00
Glenn Smith	35%	$100.00



OREGON SECRETARY OF STATE

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New Search   Printer Friendly   **Business Entity Data**   01-21-2020 14:57

Registry Nbr	Entity Type	Entity Status	Jurisdiction	Registry Date	Next Renewal Date	Renewal Due?
1560537-96	DLLC	ACT	OREGON	05-24-2019	05-24-2020	
Entity Name	NICK'S SPORTS LLC					
Foreign Name						

New Search   Printer Friendly   **Associated Names**

Type	PPB	PRINCIPAL PLACE OF BUSINESS		
Addr 1	4091 COLTSFOOT LANE			
Addr 2				
CSZ	LAKE OSWEGO	OR	97035	Country UNITED STATES OF AMERICA

Please click here for general information about registered agents and service of process.

Type	AGT	REGISTERED AGENT	Start Date	05-24-2019	Resign Date	
Name	GLENN	SMITH				
Addr 1	4091 COLTSFOOT LANE					
Addr 2						
CSZ	LAKE OSWEGO	OR	97035	Country UNITED STATES OF AMERICA		

Type	MAL	MAILING ADDRESS		
Addr 1	PO BOX 2341			
Addr 2				
CSZ	LAKE OSWEGO	OR	97035	Country UNITED STATES OF AMERICA

Type	MGR	MANAGER		Resign Date	
Name	GLENN	SMITH			
Addr 1					

	PO BOX 2341					
Addr 2						
CSZ	LAKE OSWEGO	OR	97035		Country	UNITED STATES OF AMERICA

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Name History

Business Entity Name	Name Type	Name Status	Start Date	End Date
NICK'S SPORTS LLC	EN	CUR	05-24-2019	

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Summary History

Image Available	Action	Transaction Date	Effective Date	Status	Name/Agent Change	Dissolved By
	ARTICLES OF ORGANIZATION	05-24-2019		FI	Agent	

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ARTICLES OF ORGANIZATION



Corporation Division
www.filinginoregon.com

E-FILED
May 24, 2019
OREGON SECRETARY OF STATE

REGISTRY NUMBER

156053796

TYPE

DOMESTIC LIMITED LIABILITY COMPANY

1. ENTITY NAME

NICK'S SPORTS LLC

2. MAILING ADDRESS

PO BOX 2341
LAKE OSWEGO OR 97035 USA

3. PRINCIPAL PLACE OF BUSINESS

4091 COLTSFOOT LANE
LAKE OSWEGO OR 97035 USA

4. NAME & ADDRESS OF REGISTERED AGENT

GLENN SMITH

4091 COLTSFOOT LANE
LAKE OSWEGO OR 97035 USA

5. ORGANIZERS

GLENN SMITH

PO BOX 2341
LAKE OSWEGO OR 97035 USA

6. INDIVIDUALS WITH DIRECT KNOWLEDGE

GLENN SMITH

PO BOX 2341
LAKE OSWEGO OR 97035 USA

7. INITIAL MEMBERS/MANAGERS

MANAGER
GLENN SMITH

PO BOX 2341
LAKE OSWEGO OR 97035 USA

8. DURATION


9. MANAGEMENT

This Limited Liability Company will be member-managed by one or more members

10. OPTIONAL PROVISIONS

The company elects to indemnify its members, managers, employees, agents for liability and related expenses under ORS 63.160 to 63.170.

I declare, under penalty of perjury, that this document does not fraudulently conceal, fraudulently obscure, fraudulently alter or otherwise misrepresent the identity of the person or any officers, managers, members or agents of the limited liability company on behalf of which the person signs. This filing has been examined by me and is, to the best of my knowledge and belief, true, correct, and complete. Making false statements in this document is against the law and may be penalized by fines, imprisonment, or both.

By typing my name in the electronic signature field, I am agreeing to conduct business electronically with the State of Oregon. I understand that transactions and/or signatures in records may not be denied legal effect solely because they are conducted, executed, or prepared in electronic form and that if a law requires a record or signature to be in writing, an electronic record or signature satisfies that requirement.

ELECTRONIC SIGNATURE

NAME

GLENN SMITH

TITLE

MANAGER

DATE SIGNED

05-23-2019

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 06-03-2019

Employer Identification Number:
84-1957971

Form: SS-4

Number of this notice: CP 575 B

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

NICKS SPORTS LLC
BO&NIC
% GLENN SMITH MBR
PO BOX 2341
LAKE OSWEGO, OR 97035

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 84-1957971. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

Form 1065	03/15/2020

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

(IRS USE ONLY) 575B 06-03-2019 NICK B 9999999999 SS-4

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is NICK. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

Keep this part for your records. CP 575 B (Rev. 7-2007)

Return this part with any correspondence so we may identify your account. Please correct any errors in your name or address.

CP 575 B

9999999999

Your Telephone Number ( ) - ______

Best Time to Call ______

DATE OF THIS NOTICE: 06-03-2019
EMPLOYER IDENTIFICATION NUMBER: 84-1957971
FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

NICKS SPORTS LLC
BO&NIC
% GLENN SMITH MBR
PO BOX 2341
LAKE OSWEGO, OR 97035